EXHIBIT 99.1

Cardiol Therapeutics Expands U.S. MAVERIC Phase III Trial Network to Address Growing Interest in the Pivotal Program

•	Leading enrolling centers include Cleveland Clinic, three major campuses of the Mayo Clinic, Northwestern University, Massachusetts General Hospital, Columbia University-NewYork-Presbyterian, NYU Langone Health, Lenox Hill Hospital/Northwell Health, and Houston Methodist Hospital.
•	Growing interest in MAVERIC is expected to support the activation of up to seven additional U.S. clinical centers, with the total number anticipated to reach 25.
•	Patient enrollment surpassed 50% in early January and has now reached 75%.
•	Target recruitment is anticipated by the end of Q2 2026, with the potential to extend into Q3 to accommodate patient enrollment from the additional clinical sites.
•	MAVERIC builds on positive Phase II data and is expected to support a New Drug Application with the U.S. FDA.

TORONTO, April 28, 2026 /CNW/ - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a late-stage life sciences company advancing anti-inflammatory and anti-fibrotic therapies for heart disease, today announced the continued expansion of its pivotal Phase III MAVERIC trial in the United States ("U.S."), with the planned activation of up to seven additional clinical centers. Patient enrollment in MAVERIC surpassed the 50% threshold in early January and has now reached 75%. Target recruitment is anticipated by the end of Q2 2026, with the potential to extend into Q3 to accommodate patient enrollment from additional clinical sites.

"Broadening the MAVERIC clinical site network reflects the strong interest we have received from leading clinical centers across the United States and underscores the level of investigator conviction in both the therapeutic rationale and the unmet need in recurrent pericarditis," said David Elsley, President and Chief Executive Officer of Cardiol Therapeutics. "The participation of multiple premier cardiovascular research institutions gives us confidence that MAVERIC will generate a robust dataset to define the clinical profile of CardiolRx™ and support its potential as a non-immunosuppressive oral, more accessible therapy earlier in the treatment pathway."

MAVERIC Phase III Trial

MAVERIC is a randomized, double-blind, placebo-controlled pivotal Phase III trial evaluating CardiolRx™ for the prevention of disease recurrence in patients with recurrent pericarditis. The study is designed to enroll approximately 110 patients. MAVERIC was designed with input from the U.S. Food and Drug Administration ("FDA"), with alignment on trial design achieved at an end-of-Phase II meeting in April 2025. The first patient was randomized at Northwestern University in April 2025.

Phase II Foundation

MAVERIC builds on the clinical evidence established in the Phase II MAvERIC study, which demonstrated that CardiolRx™ produced rapid and sustained reductions in pericarditis pain and inflammation, along with a substantial decrease in recurrent episodes per year. These findings, presented at the American Heart Association Scientific Sessions 2024, provide a compelling clinical and mechanistic foundation for the ongoing pivotal Phase III program and support the potential for CardiolRx™ to address a significant unmet need in recurrent pericarditis.

About Pericarditis

Pericarditis refers to inflammation of the pericardium (the membrane or sac that surrounds the heart), which frequently results from a viral infection. Patients may have multiple recurrences following that initial episode, and the primary goal of treatment is recurrence prevention. Symptoms include debilitating chest pain, shortness of breath and fatigue, resulting in physical limitations, reduced quality of life, emergency department visits, and hospitalizations. Significant accumulation of pericardial fluid and scarring can progress to life-threatening constriction of the heart. On an annual basis, the number of patients in the United States experiencing at least one recurrence is estimated at 40,000. Approximately 60% of patients with more than one recurrence suffer for more than two years, and one third remain impacted at five years. Hospitalization due to recurrent pericarditis is typically associated with a 6-8-day stay and cost per stay is estimated to range between $20,000 and $30,000 in the United States.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company's lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program also studied CardiolRx™, specifically in acute myocarditis - an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Company is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease; the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™; the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for the treatment of inflammatory heart disease, including heart failure, including through the initiation of a Phase I clinical program; the Company's belief that results from the ARCHER trial provide compelling clinical proof of concept for CardiolRx™ and strengthen the scientific and clinical rationale for Cardiol's novel therapeutic approach for inflammatory cardiac conditions, including its lead Phase III program in recurrent pericarditis; the Company's expectation that the Phase III MAVERIC trial will reach full enrollment in Q2 2026 with the potential to extend into Q3 to accommodate patient enrollment from the additional clinical sites; the Company's planned activation of up to seven additional clinical centers; the Company's expectation that MAVERIC will support an NDA with the U.S. FDA; the Company's belief that the participation of multiple premier cardiovascular research institutions gives it confidence that MAVERIC will generate a robust dataset to define the clinical profile of CardiolRx™ and support its potential as a non-immunosuppressive oral, more accessible therapy earlier in the treatment pathway; and the Company's ability to address its strategic priorities. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2026, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

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CO: Cardiol Therapeutics Inc.

CNW 07:27e 28-APR-26